Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

May 31, 2016

Re:	Denim.LA, Inc.

Offering Statement on Form 1-A

Filed March 23, 2016

File No. 024-10535

Dear Mr. Reynolds:

Thank you for your comments of April 14, 2016 regarding the Offering Statement of Denim.LA, Inc. We appreciate the opportunity to respond to your concerns and amend the Offering Statement as required to provide for full disclosure to prospective investors. Responses to your questions are identified in italicized text following the restatement of the question below.

General

1. We note that the Series A preferred stock is convertible into common stock at any time. Please revise the Form 1-A to also include the common stock underlying the Series A preferred stock in this offering. See the Note to Rule 251(a) of Regulation A.

The Offering Circular has been amended to reflect the convertible nature of the securities in this Offering.

2. Please revise to include the auditors’ consent to the use of their audit report as an exhibit to the filing. Refer to Part III - Exhibits, Item 17.11 of Form 1-A for further guidance.

The consent letter from Artesian CPA has been included as an exhibit to the Offering Circular in the Company’s amended filing.

Cover Page, page i

3. We note on your cover page that you are offering up to 11,111,111 shares of Series A preferred stock. However, on page 41 you state you are offering shares of Series Seed preferred stock. Please reconcile. Also, please revise the cover page to provide the table in the form set forth in Item 1(e) of Part II of Form 1-A. In addition, please revise the cover page and plan of distribution to discuss the right of first refusal as referenced on page 14. Lastly, we note that the offering will terminate after 150 days. However, the right of first refusal allows the major investors 10 days to exercise their right of first refusal and then the company has 90 days to offer the remaining securities. Please reconcile.

Page 41 has been amended to correctly identify the offering as being for shares of Series A Preferred Stock of the Company. Additionally, page 14 has been amended to reflect the fact that the Company will seek waivers of the existing Right of First Offer from existing stockholders who have such right.

With regard to the format of the table on the cover page, we note that the instructions to complete the Form 1-A provides guidance that the table must only be presented in substantially the tabular format indicated. The format chosen, which has been previously accepted by the Commission, identifies the critical considerations for each investor – the per share price, the maximum number of shares being sold, and the expected proceeds before expenses and commissions. Investors are then directed to the Plan of Distribution for a full discussion of the offering mechanics and the details of the commission arrangement with North Capital Private Securities. The inclusion of this information is done in a manner substantially similar to the format contained in the Form 1-A instructions. As such, we respectfully submit that the format used meets the requirement of Form 1-A.

Risk Factors, page 6

4. We note that you are authorized to issue up to 49,000,000 shares of common stock and that based on the dilution chart on page 10 if all of the outstanding securities are converted into common stock and if this offering is sold in its entirety and converted into common stock, you would have outstanding 53,387,972 of common stock. Please consider adding a risk factor that addresses the concern that you may not have enough authorized shares if all of your outstanding instruments are converted to common stock and how this may potentially limit the ability to convert the preferred shares issued in this offering.

This issue has been resolved by the filing of the Company’s most recent Amended and Restated Certificate of Incorporation which authorizes the Company to issue up to 79,000,000 shares of common stock.

The Company’s Property, page 25

5. Please state briefly the location and general character of your material physical properties. In this regard, include information regarding the suitability, adequacy, productive capacity and extent of utilization of the properties. See Item 8 of Form 1-A. Additionally, please file your lease agreement as an exhibit. See Item 17(6)(b)(iv) of Form 1-A for reference.

The Offering Circular has been amended to include increased detail on the property and facilities of the company and its current logistics contractors.

With regard to the lease agreement for its West Hollywood office space, the Company respectfully believes that it is not required to file this agreement as a material contract. The lease in question was made in the ordinary course of business, and the Company believes that equivalent office space would be easily available at a comparable price. The Company does not use this facility for production or storage of its products.

Compensation of Directors and Executive Officers, page 32

6. We note the options granted to the executive officers as referenced in the last paragraph of this section. Please include such compensation in the table as other compensation.

Additional disclosure has been added to the compensation table to reflect that the exercise price of the options when granted was intended to be the market price of the shares.

Interests of management and Others in Certain Transactions, page 35

7. Please disclose all related party transactions for your last two and current fiscal years where the amount involved is the lesser of $120,000 or 1% of your average total assets of the last two fiscal years. See Item 13 of Form 1-A for guidance.

The Offering Circular has been amended to reflect all related party transactions.

Statements of Operations, page 48

8. In your statement of operations for the year ended December 31, 2014, you have presented a loss on disposal of assets of $135,623 and a loss on inventory write-off of $398,748 as components of other income (expense). Please revise to reflect the inventory write-off as a component of cost of revenues as required by the guidance in ASC 420-10-S99-3. Additionally, the loss on disposal of assets should be included as a component of your loss from operations. Refer to the guidance outlined in ASC 360-10-45-4 and ASC 360-10-45-5.

Corrections to the financial statements have been made as suggested. Note 3 to the financial statements has also been amended to disclose the correction from the previously filed version.

Exhibits

9. We note on page 8 that Newgistics stores and ships all of your product. Please file your outsourcing agreement with Newgistics as an exhibit or advise. See Item 17(6)(b)(ii) of Form 1-A.

The Company believes that it was important to provide investors with information regarding their current logistics provider. However, the Company respectfully submits that this agreement is one in which ordinarily accompanies the business of direct-to-consumer online retail and does not meet the standard of materiality. The company’s business is not substantially dependent on the provision of services by Newgistics.

The services performed by Newgistics include storing the Company’s products, packing orders when they come in, fulfilling those orders, and processing returns of merchandise. Current major competitors to Newgistics that the Company could turn to include FedEX and UPS. Other smaller competitors dedicated to online retail include Whiplash Merchandising Logistics, and Amplifier, Inc. In fact, as a greater share of economic activity moves into online ordering, there are a greater number of fulfillment services available to companies like Denim.LA, Inc. it is possible that in the future the Company may find it advantageous to move to a different fulfillment service provider at the right terms, even if it meant a short term impact on the financial results of the Company.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Denim.LA, Inc. filed on March 23, 2016. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Mark Lynn

Chief Executive Officer

Denic.LA, Inc.

899 Beverly Blvd., Suite 600

West Hollywood, CA 90069